Cowen Financial Products LLC

Statement of Financial Condition

December 31, 2024

(SEC I.D. No. 026-00059)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL

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SEC FILE NUMBER

8-22522

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2024_____ AND ENDING _____12/31/2024_____

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____**Cowen Financial Products LLC**_____

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☒ Security-based swap dealer ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Avenue

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Fludgate	**646-562-1824**	**Matthew.Fludgate@tdsecurities.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

One Manhattan West	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

10/20/2003		**42**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Fludgate, affirm that, to the best of my knowledge and belief, the financial report pertaining to Cowen Financial Products LLC as of December 31, 2024, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAMIE K LIU
Notary Public - State of New York
NO. 01LI6369596
Qualified in Queens County
My Commission Expires Jan 16, 2026

Notary Public

Matthew Fludgate – Chief Financial Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Cowen Financial Products LLC
Contents
As of December 31, 2024



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Auditors

To the Member and Those Charged with Governance of Cowen Financial Products LLC:

Opinion

We have audited the statement of financial condition of Cowen Financial Products LLC (the "Company"), as of December 31, 2024 and the related notes (the "financial statement").

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statements that is free of material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

1



- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

March 3, 2025

Cowen Financial Products LLC
Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

Assets

Cash	$	1,112,457
Financial instruments owned, at fair value ($2,410,958 were pledged to various parties)		2,484,989
Securities borrowed		169,804
Receivables:		
Broker and dealers		29,659
Customers		258,012
Interest and dividends		186
Deferred tax assets, net		116
Total assets	$	4,055,223

Liabilities and Member's Equity

Liabilities

Financial instruments sold, not yet purchased, at fair value	$	1,014,126
Securities loaned		2,486,462
Payables:		
Brokers and dealers		14,553
Customers		428,718
Interest and dividends		16,600
Compensation		192
Related parties, net		954
Accrued expenses and other liabilities		1,876
Total liabilities		3,963,481
Member's equity		91,742
Total liabilities and member's equity	$	4,055,223

The accompanying notes are an integral part of this statement of condition.

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

1. Organization and Business

Cowen Financial Products LLC (the "Company"), a Delaware single member limited liability company, is a registered security-based swap dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 ("SEA"). The Company is a wholly-owned subsidiary of RCG LV Pearl, LLC (the "Parent"), which is an indirectly wholly-owned subsidiary of Cowen Inc. Cowen Inc. is an indirectly wholly-owned subsidiary of The Toronto-Dominion Bank (the "Bank"), a bank chartered under the Bank Act (Canada).

The Company enters into swap derivative contracts with its customers on a principal basis. A swap derivative contract involves buying or selling the return primarily on an underlying equity security or basket of equity securities. The Company offsets market risk by purchasing or selling short the underlying equity securities of its swap positions. The Company serves institutional clients including investment managers, hedge funds, and affiliates.

The Company is engaged in a single line of business as a securities-based swap dealer. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Refer to Note 4, "Regulatory requirements," for additional information and disclosures. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition.

Use of Estimates
The preparation of the accompanying statement of financial condition in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect the fair value of securities, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition. Actual results could materially differ from those estimates.

Cash
Cash consists of cash held on deposit at BMO Harris Bank NA.

Allowance for Credit Losses
The Company measures the allowance for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 prescribes the impairment model for certain financial assets by requiring a current expected credit loss methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements, or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control. The Company applies the practical expedient based on collateral maintenance provisions in estimating the allowance for

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

credit losses for collateralized financing agreements. There was no allowance for credit losses for the period presented.

Fair Value Measurements

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be that market data, which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company primarily uses the market approach to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes its financial instruments into two categories: securities and derivative contracts. To the extent applicable, each of these categories can further be divided between those held long or sold short.

Securities

Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include actively traded common stock and exchange traded funds ("ETFs").

Certain positions for which trading activity may not be readily visible, are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering, trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2 investments include positions that are not always traded in active markets, valuations may be adjusted to reflect illiquidity.

Level 3 securities consist of financial instruments where market data is not readily available or observable.

Financial instruments owned, and Financial instruments sold, not yet purchased are recorded on a trade date basis at fair value.

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

Financial instruments sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the statement of financial condition.

Derivative Contracts
Derivative contracts are privately negotiated over-the-counter ("OTC"). The Company's direct involvement with derivative financial instruments primarily consists of equity swaps. The Company utilizes foreign exchange swap contracts to reduce its exposure to fluctuations in foreign exchange rates. These instruments are recorded at fair value based on available market data and are classified within level 2 of the fair value hierarchy. OTC derivatives with significant inputs that cannot be corroborated by readily available or observable market data are classified as level 3.

Offsetting of derivative financial instruments
To reduce credit exposures on derivatives, the Company may enter into master netting agreements with counterparties that permit the Company the right, in the event of a default by a counterparty, to offset the counterparty's rights and obligations under the agreement and to liquidate and offset any collateral against any net amount owed by the counterparty. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the statement of financial condition when a legal right of offset exists under an enforceable netting agreement. Additionally, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements in the statement of financial condition, provided a legal right of offset exists. Refer to Note 3, "Fair Value Measurements, Securities Borrowed and Securities Loaned" for additional information about offsetting of derivative financial instruments.

Receivables from and Payables to Brokers and Dealers
Receivables from and payables to brokers and dealers primarily include amounts related to unsettled trades and amounts receivable for cash deposited at TD Securities (USA) LLC ("TDSU"), an affiliate, as its role of custodian for the Company.

Receivables and payables arising from unsettled trades are reported on a net basis.

Receivables from and Payables to Customers
Receivables from customers include amounts owed by customers on cash and margin on unsettled derivative transactions, net of related customer payables and margin paid.

Payables to customers primarily consists of amounts owed to customers for cash and margin on unsettled derivative transactions, net of related customer receivables and margin received.

Receivables from and Payables to Customers are recorded on a settlement date basis on the statement of financial condition.

Securities Borrowed and Securities Loaned
Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received on a gross basis. All securities are borrowed from and loaned to affiliates. Securities borrowed transactions require the Company to deposit cash as collateral with the lender. With respect to securities loaned, the Company receives cash as collateral from the borrower. The initial collateral advanced or received approximates or is greater than the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary.

Refer to Note 3, "Fair Value Measurements, Securities Borrowed and Securities Loaned" and Note 8, "Guarantees and Off-Balance Sheet Arrangements", for additional information and disclosures.

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

Reserves for Contingencies
The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserve nor disclosure is required for losses that are deemed remote. At December 31, 2024, the Company did not have a reserve for contingencies.

Income Taxes
The Company, Toronto Dominion Holdings (U.S.A.) Inc. ("TDH"), and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, TDH arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group.

The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. The Company accounts for income taxes in accordance with US GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. US GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Refer to Note 5, "Income Taxes" for additional information and disclosures.

Foreign Currency Transactions
The U.S. dollar is the Company's functional and reporting currency. Assets and liabilities denominated in non-U.S. currencies are translated into U.S. dollar based on current rates, which are spot rates prevailing on the date of the statement of financial condition.

Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities primarily consist of accrued expenses including accounts payable and other miscellaneous liabilities.

Recent Pronouncements
There are no recently issued or recently adopted pronouncements that are expected to have an impact to the Company's statement of financial condition.

3. Fair Value Measurements, Securities Borrowed and Securities Loaned

The Company has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments. In the event that observable inputs are not available, the control processes are designed to ensure that the valuation approach utilized is applicable, reasonable and consistently applied. Where a pricing model is used to determine fair value, these control processes include reviews of the methodology and inputs for both reasonableness and applicability. Consistent with best practices, recently executed comparable transactions and other observable market data are used for the purposes of validating both the model and the assumptions used to calculate fair value. Independent of trading and valuation functions, Cowen Inc.'s valuation committee in conjunction with its price verification team, plays an important role in determining that financial instruments are appropriately valued and that fair value measurements are both reasonable and reliable. This is

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

particularly important where prices or valuations that require inputs are less observable. The valuation committee is comprised of senior management, including non-investment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments.

The US GAAP fair value leveling hierarchy is designated and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the valuation committee and the internal audit group. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of, improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Company regularly reviews a profit and loss report, as well as other periodic reports, and analyzes material changes from period to period in the valuation of its investments as part of its control procedures. The Company also performs back testing on a regular basis by comparing prices observed in executed transactions to previous valuations.

The following tables present the assets and liabilities that are measured at fair value on a recurring basis on the accompanying statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2024:

	Assets at Fair Value				
	Level 1	Level 2	Level 3	Netting	Total
Financial instruments owned					
Common stock and ETFs	$ 2,423,799	$ —	$ —	$ —	$ 2,423,799
Derivative contracts:					
Equity swaps	—	122,681	—	(61,491)	61,190
Total financial instruments sold, not yet purchased	$2,243,799	$ 122,681	$ —	$ (61,491)	$ 2,484,989

	Liabilities at Fair Value				
	Level 1	Level 2	Level 3	Netting	Total
Financial instruments sold, not yet purchased					
Common stock and ETFs	$ 159,675	$ —	$ —	$ —	$ 159,675
Derivative contracts:					
Equity swaps	—	1,024,382	—	(169,932)	854,450
Foreign exchange swaps	—	1	—	—	1
Total derivative contracts	—	1,024,383	—	(169,932)	854,451
Total financial instruments sold, not yet purchased	$ 159,675	$1,024,383	$ —	$ (169,932)	$ 1,014,126

The fair market value for level 3 securities may be highly sensitive to the use of industry-standard models, unobservable inputs and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. The Company may hold various financial instruments where different weight may be applied to industry standard models representing standard valuation metrics such as: discounted cash flows, market multiples, comparative transactions, capital rates, recovery rates and timing, and bid levels. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements. Volatility levels for warrants are not readily observable and subject to interpretation. The interrelationship between unobservable inputs may vary significantly amongst level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

measurement. The Company does not have any level 3 instruments or transfers between levels as of December 31, 2024.

Derivative contracts, at fair value

The Company predominantly enters into derivative transactions to satisfy client needs and to manage its own exposure to market and credit risks resulting from its trading activities. The Company's direct exposure to derivative financial instruments include equity swaps and foreign exchange swaps. The Company's derivatives trading activities exposes the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, counterparty risk, foreign currency movements and changes in the liquidity of markets.

The following table presents the gross and net derivative positions and the related offsetting amount as of December 31, 2024.

	Derivative Assets		*Derivative Liabilities*	
	Notional Value	**Fair value**	**Notional Value**	**Fair value**
Equity swaps	$ 539,581	$ 122,681	$ 1,626,445	$1,024,382
Foreign exchange swaps	—	—	5,558	1
Netting [a]		(61,491)		(169,932)
		$ 61,190		$ 854,451

[a] Derivatives are reported on a net basis, by counterparty, when a legal right of offset exists under an enforceable netting agreement as well as net of cash collateral received or posted under enforceable credit support agreements. See Note 2 for further information on offsetting of derivative financial instruments.

The following tables present the gross and net derivative positions and the related offsetting amount, as of December 31, 2024. This table does not include the impact of over-collateralization.

	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Financial instruments not offset (b)	Net amounts
Derivative assets, at fair value	$ 122,681	$ 61,491	$ 61,190	$ 45,398	$ 15,792
Derivative liabilities, at fair value	1,024,383	169,932	854,451	—	854,451

(a) Derivatives are reported on a net basis, by counterparty, when a legal right of offset exists under an enforceable netting agreement as well as net of cash collateral received or posted under enforceable credit support agreements. See Note 2 for further information on offsetting of derivative financial instruments.

(b) Includes amounts subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred, but where certain other criteria are not met with respect to offsetting accounting guidance.

Pursuant to the various derivatives transactions discussed above, the Company is required to post/receive collateral. These amounts are recognized in receivable from and payable to customers, respectively.

Other financial assets and liabilities

The following table presents the carrying values and fair values of financial assets and liabilities and information on their classification within the fair value hierarchy which are not measured at fair value on a recurring basis as of December 31, 2024.

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

	Carrying Amount	Fair Value	Fair Value Hierarchy
Financial Assets			
Cash	$1,112,457	$ 1,112,457	Level 1
Securities borrowed	169,804	169,804	Level 2
Receivables:			
Brokers and dealers	29,659	29,659	Level 2
Customers	258,012	258,012	Level 2
Interest and dividends	186	186	Level 2
Financial Liabilities			
Securities loaned	$2,486,462	$ 2,486,462	Level 2
Payables:			
Brokers and dealers	14,553	14,553	Level 2
Customers	428,718	428,718	Level 2
Interest and dividends	16,600	16,600	Level 2
Related parties, net	954	954	Level 2
Accrued expenses and other liabilities	1,875	1,875	Level 2

Securities lending and borrowing transactions

The following table presents the contractual gross and net securities borrowing and lending agreements and the related offsetting amount as of December 31, 2024:

	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition	Net amounts included on the Statement of Financial Condition	Amounts not offset [a]	Net amounts
Securities borrowed	$ 169,804	$ —	$ 169,804	$ 165,914	$ 3,890
Securities loaned [b]	2,486,462	—	2,486,462	2,448,231	38,231

(a) Includes amounts subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred, but where certain other criteria are not met with respect to offsetting accounting guidance.
(b) Securities loaned as of December 31, 2024 is comprised of common stock which are all open and overnight.

4. Regulatory Requirements

As a registered securities-based swap-dealer not using models, the Company is subject to Net Capital Rule 18a-1 ("SEA Rule 18a-1"). The Company computes its net capital under the standard method permitted by SEA Rule 18a-1. The Company is required to maintain net capital, as defined in (a)(2) of SEA Rule 18a-1 that is equal to the greater of $20,000 or 2% of the Company's risk margin amount. The risk margin amount is defined as the sum of the total initial margin amount calculated by the Company with respect to all its non-cleared securities-based swaps under SEA Rule 18a-1. At December 31, 2024, the Company's net capital was $54,419 which exceeded minimum requirements under SEA Rule 18a-1 by $31,535. Advances to affiliates, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 18a-1.

The Company maintains certain assets in proprietary accounts ("PAB Accounts") held at TDSU, its affiliate clearing broker, which are considered allowable assets for net capital purposes, pursuant to the agreement between the two companies, which requires, among other things, that TDSU perform computations for PAB Accounts and segregate certain balances on behalf of the Company, if applicable.

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

Customer Segregation

The Company must also comply with the security-based swap customer segregation requirements SEA under 18a-4 which requires a computation of reserve requirements for security-based swap customers and maintenance of a deposit of cash or qualified securities into a special reserve bank account for the exclusive benefit of security-based swap customers. The Company claims exemption under paragraph (f) of the Rule with regard to its security-based swap customers on the basis that it has provided sufficient notice to its swap customers of their respective rights to require segregation of funds or other property used to secure uncleared security based swaps pursuant to section 3E(f)(1)(A)-(B) of the Act (15 U.S.C. 78c-5(f)(1)(A)). Any margin collateral received and held by the Company with respect to uncleared security-based swaps will not be subject to a segregation requirement. The notice outlines how a claim of those swap customers for the collateral would be treated in a bankruptcy or other formal liquidation proceeding of the security-based swap dealer.

5.   Income Taxes

Deferred tax assets reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. A valuation allowance is recorded to the extent deferred tax assets are not more likely than not to be utilized in the future.

The components of the Company's deferred tax assets as of December 31, 2024 are as follows:

Deferred tax assets, net

Deferred Compensation	$	47
Other		69
Total deferred tax assets		116
Valuation allowance		—
Deferred tax assets, net of valuation allowance		116

The Company considers the taxable income of the consolidated tax group of which the Company is a member of, while evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not the results of future operations, taking into account the impact of the US Parent's projected future earnings and tax planning strategies, will generate sufficient taxable income to realize its net deferred tax assets. Accordingly, the Company recorded no valuation allowance against its deferred tax assets as of December 31, 2024.

Cowen Inc. and US Parent are subject to examination by the Internal Revenue Service and state and local tax authorities for returns filed for tax years 2020 through 2023. The Company does not have any uncertain tax positions as of December 31, 2024. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

6. Related Party Transactions

In the normal course of business, the Company enters into transactions with related parties.

Payables to related parties is presented net on the statement of financial condition. These amounts settle in the ordinary course of business. Certain amounts are settled net with Cowen Services Company, LLC ("CSC"), pursuant to a netting agreement in place between the Company and certain affiliates.

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

Balances with related parties included in the statement of financial condition are as follows:

Assets		December 31, 2024
Securities borrowed	$	169,804
Receivables:		
Interest and dividends		163

Liabilities		
Financial instruments sold, not yet purchased, at fair value		1
Securities loaned	$	2,486,462
Payables:		
Brokers and dealers		14,553
Interest and dividends		10,225
Related parties, net		954

Securities Financing Transactions
The Company engages in securities financing transactions with affiliates TDSU and ATM Execution LLC ("ATM"). As of December 9, 2024, Cowen & Company merged with TDSU. Future references to TDSU will represent the combined entity.

Clearing and Custody
The Company receives clearing services from and has margin and collateral maintained at TDSU which are included in receivables from brokers and dealers on the statement of financial condition. The Company additionally receives custody services from TDSU.

Support Arrangements
Under a master service agreement between Toronto Dominion Holdings (U.S.A), Inc. ("TD Holdings") and Cowen Inc., TDSU provides certain administrative, support and other services to the Company and is reimbursed by the Company for these services. Amounts arising from this arrangement are recorded net in Payables to related parties, net on the financial statement.

The Company previously entered into service level agreements with CSC. Some direct and indirect expenses are paid by CSC or other affiliates through an expense sharing agreement. Indirect expenses are allocated based on time, usage, and/or headcount.

7. Guarantees and Off-Balance Sheet Arrangements

Customer Activities and Credit Risk
In swap derivative transactions, the Company exchanges margin with clients as required by various regulatory and internal guidelines. This margin may be posted as cash and/or securities. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. The Company's maximum exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

Refer to Note 3, "Fair Value Measurements, Securities Borrowed and Securities Loaned", for further information and disclosures.

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

Market Risk

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market price may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of financial instruments owned and sold, but not yet purchased. Market risk is inherent in financial instruments and risks arise in warrants and derivative contracts from changes in the fair values of their underlying financial instruments. The Company trades in equity securities as an active participant in OTC markets. The Company typically maintains securities in inventory to facilitate its market making activities and customer order flow. The Company may use a variety of risk management techniques and hedging strategies in the ordinary course of its trading business to manage its exposures. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities are intended to ensure that the Company's trading strategies are conducted within acceptable risk tolerance parameters, particularly when it commits its own capital to facilitate client trading. Activities include price verification procedures, position reconciliations and reviews of transaction booking. The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

Guarantees

The Company does not have any material off-balance sheet arrangements as of December 31, 2024. However, through indemnification provisions in its clearing agreement with TDSU, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse TDSU, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

Operational Risk

Operational risk refers to the risk of loss resulting from the Company's operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in its operating systems business disruptions and inadequacies or breaches in its internal control processes. The Company's operational risk framework includes governance, collection of operational risk incidents, proactive operational risk management, and periodic review and analysis of business metrics to identify and recommend controls and process-related enhancements.

Off-Balance Sheet Arrangements

The Company loans securities temporarily to TDSU in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company manages this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from ATM in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices.

Cowen Financial Products LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

8. Subsequent Events

The Company has evaluated events through March 3, 2025, the date the statement of financial condition was issued and has determined that there were no subsequent events requiring adjustment or disclosure to the statement of financial condition.